UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.  1)

Lev Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

52730C101
(CUSIP Number)

Adam Eilenberg, Esq. Eilenberg Krause & Paul LLP 11 East 44th Street, 19th Floor New York, New York 10017 (212) 986-9700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 52730C101	13D	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard Stone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power 5,129,000 shares of Common Stock

	8.	Shared Voting Power 2,195,526 shares of Common Stock

	9.	Sole Dispositive Power 5,129,000 shares of Common Stock

	10.	Shared Dispositive Power 2,195,526 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,324,526 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 52730C101	13D	Page 3 of 5 Pages

Item 1.   Security and Issuer

The title of the class of equity securities to which this statement relates is the common stock, $.01 par value per share (the “Common Stock”), of Lev Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 675 Third Avenue, Suite 2200, New York, New York 10017. This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting person as of January 8, 2008 and amends the Schedule 13D filed on January 10, 2005 (the “Schedule 13D”). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

Item 2.   Identity and Background

(a) The residential address of the Reporting Person is 44 West 77th Street, New York, New York 10024.

(b) The Reporting Person’s principal occupation is law professor at Columbia University in New York, New York.

Item 3.   Source and Amount of Funds or Other Consideration

On August 12, 2005, the Reporting Person acquired the voting and dispositive control over 2,055,526 shares of Common Stock of the Company held by Ajax Partners (“Ajax”) when he became the general managing partner of Ajax as a result of the death of the then-general partner, who was the Reporting Person’s brother. The Reporting Person has a twenty-five percent pecuniary interest in the shares of Common Stock held by Ajax. Prior to August 12, 2005, the Reporting Person did not have any voting and dispositive control over the shares of Common Stock held by Ajax.

Item 4.   Purpose of Transaction

  The Reporting Person currently intends to hold the shares of Common Stock of the Company held by Ajax for investment purposes. The Reporting Person has no current intention to purchase additional shares of Common Stock. Other than as discussed herein or in the Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a)     As of January 8, 2008, the Reporting Person beneficially owned 7,324,526 shares of Common Stock, representing 5.3% of the outstanding Common Stock of the Company. Such shares of Common Stock include (a) 5,129,000 shares of Common Stock held by the Reporting Person, (b) 2,055,526 shares of Common Stock held by Ajax of which the Reporting Person is the general managing partner and (c) 140,000 shares of Common Stock held by the minor children of the Reporting Person.

(b)     The Reporting Person may be deemed to have sole voting and dispositive power over 5,129,000 shares of Common Stock, and may be deemed to have shared voting and dispositive power over 2,055,526 shares of Common Stock held by Ajax and 140,000 shares Common Stock held by the minor children of the Reporting Person.

CUSIP NO. 52730C101	13D	Page 4 of 5 Pages

                (c)          The following is a description of all transactions in shares of Common Stock of the Company by the Reporting Person effected from November 10, 2007 through January 8, 2008, inclusive: The Reporting Person sold 427,000 shares of Common Stock of the Company at prices ranging from $1.87 to $2.00. The Reporting Person sold these shares of Common Stock of the Company in the over-the-counter market.

(d)          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock of the Company beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None.

CUSIP No. 52730C101	13D	Page 5 of 5 Pages

           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2008
/s/Richard Stone

Richard Stone

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)